UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

American Pacific Corporation

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

028740108

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3501

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 028740108	Page 2 of 8 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN; HC

13D

CUSIP No. 028740108	Page 3 of 8 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN; HC

13D

CUSIP No. 028740108	Page 4 of 8 Pages

1.	Names of Reporting Persons Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO; HC

13D

CUSIP No. 028740108	Page 5 of 8 Pages

1.	Names of Reporting Persons. Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 028740108	Page 6 of 8 Pages

This Amendment No. 5 to the joint statement on Schedule 13D with respect to the common stock, $0.10 par value per share (the “Common Stock”), of American Pacific Corporation, a Delaware corporation (the “Issuer”), filed by Mill Road Capital, L.P., a Delaware limited partnership (“Fund I”), Mill Road Capital GP LLC, a Delaware limited liability company (the “Fund I GP”), Thomas E. Lynch and Scott P. Scharfman (collectively, the “Initial Reporting Persons”) on September 19, 2011, as amended by the Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Initial Reporting Persons on December 6, 2011, as amended and restated by the Amendment No. 2 on Schedule 13D with respect to the Common Stock filed by the Initial Reporting Persons, Mill Road Capital II, L.P. and Mill Road Capital II GP LLC on August 29, 2012, as amended and restated by the Amendment No. 3 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons (as defined therein) on December 7, 2012, and as amended and restated by the Amendment No. 4 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons (as defined therein) on July 19, 2013 (such joint statement, as so amended and/or restated and as it may be amended herein, the “Schedule 13D”), amends and restates the Schedule 13D as follows:

1.	Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 3. Source and Amount of Funds or Other Consideration

As of February 27, 2014 and through the date hereof, the Reporting Persons have not had and do not have beneficial ownership of any shares of Common Stock.”

2.	Item 4 of the Schedule 13D shall hereby be amended and restated in its entirety as follows:

“Item 4. Purpose of Transaction.

The Reporting Persons acquired shares of the Common Stock based on their belief that the Common Stock represented an attractive investment opportunity.

On February 27, 2014, an acquisition subsidiary affiliated with and controlled by H.I.G. Capital, LLC, a Delaware limited liability company, acquired all of the outstanding shares of Common Stock via merger at a price of $46.50 per share. As of the consummation of this merger, none of the Reporting Persons has any direct or indirect beneficial ownership of any shares of Common Stock.

Fund II has not accepted the $46.50 per share being paid in the merger described above and is instead seeking a determination, in accordance with Delaware law, of the fair value of the 916,690 shares of Common Stock that Fund II held as of immediately prior to the consummation of the merger.”

3.	Items 5(a) and 5(b) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(a, b) The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b). As of February 27, 2014 and through the date hereof, each Reporting Person does not, and the Reporting Persons

CUSIP No. 028740108	Page 7 of 8 Pages

in the aggregate do not, beneficially own any shares of Common Stock, and each Reporting Person beneficially owns, and the Reporting Persons in the aggregate beneficial own, 0% of the outstanding shares of Common Stock.

4.	Item 5(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(c) On February 27, 2014, an acquisition subsidiary affiliated with and controlled by H.I.G. Capital, LLC, a Delaware limited liability company, acquired all of the outstanding shares of Common Stock via merger at a price of $46.50 per share. Fund II has not accepted the $46.50 per share being paid in the merger described above and is instead seeking a determination, in accordance with Delaware law, of the fair value of the 916,690 shares of Common Stock that Fund II held as of immediately prior to the consummation of the merger. The Reporting Persons did not effect any other transactions in shares of the Common Stock from January 2, 2014 (the date 60 days before the filing of this Amendment No. 5 to the Schedule 13D) until March 3, 2014.”

5.	Item 5(e) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(e) On February 27, 2014, the Reporting Persons ceased to beneficially own in the aggregate, and each Reporting Person ceased to beneficially own individually, 5.0% of the class of shares of Common Stock.”

6.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 028740108	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 3, 2014

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC,
its General Partner

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Scott P. Scharfman
Scott P. Scharfman, attorney-in-fact

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman
Scott P. Scharfman